INVEST IN **STRADA**

Sick of transferring with Dropbox? So are we!


Let's Ditch the Cloud Together

strada.tech Burbank, CA

Highlights

1. Proven Team: Serial Entrepreneurs and executives from Adobe, Netflix, Panavision and more.

2. Huge Market: $76B video editing community poised for adoption

3. Defensibility: Patent Pending Technology

4. Traction: 400+ MAU within first 3 months of launch

5. 3rd party Validation: Winner of multiple Product of the Year awards

6. Technology Disruptor: potential to change the entire landscape of cloud storage and access

landscape of cloud storage and access

7 Founders invested $1.2M personal capital—skin in the game

Featured Investors



Larry O'Connor in Follow

Founder & CEO of OWC; Member of Strada Advisory Board

"In my nearly 40-year career running OWC, I have seen numerous innovations that improve video content production workflows. What Strada has built is revolutionary: their peer-to-peer technology is so powerful I believe it has the potential to disrupt more costly, less beneficial 'existing status quos'. I'm thrilled to partner with Strada and I cannot wait to pair their software with our OWC hardware. Strada instantly enhances the value of OWC products for every one of our customers."



Corey Sanders in Follow Invested $400,000

SVP of Product, CoreWeave. Former CVP of Industry Cloud, Microsoft

"As a twenty-year veteran of Microsoft, I saw how different industries struggle to adopt cloud technologies. Media & Entertainment has its own unique challenges, and what the Strada Team has built is truly revolutionary. They have the potential to disrupt all the file storage companies that support video production."



John Requa & Glenn Ficarra Follow Invested $150,000

Prolific Hollywood filmmakers behind "This is Us" "Crazy, Stupid, Love" "WeCrashed" "Rabbit Hole" "Focus"
deadline.com

"As filmmakers, immediate access to everything we record is vital to maintaining creative control. Strada's instant access completely changes how films are made."



Jason Fotter in Follow Invested $100,000

Co-founder & former CTO, FuseFX. Founder, Bind Studios. Technology investor

"As a founder & CTO of one of Hollywood's largest VFX companies, I know the value of having access to production material in real time. Transferring data is always a challenge no matter how large your network is or how fast your transfer systems are. Strada is solving a very real problem, providing users with real time access to media without the need for cloud storage or data transfer. I'm thrilled to be part of Michael & Peter's journey as they build the next big tech company."



Steve Bayes in Follow Invested $100,000

Former Senior Product Manager, Apple Pro Video. Technology investor.

"After more than 20 years developing editing systems including 12 years at Apple, I've seen what true breakthroughs look like. Strada is the kind of inspiring innovation that doesn't come around often. Michael's track record of guiding bold ideas has always impressed me, and I'm confident Strada will be successful and deliver something truly revolutionary to the creative community."



Peter A. Steinauer in
Syndicate Lead
Follow Invested $100,000

CTO @ VEED

"I've worked in the professional video industry and at Apple for more than 20 years, and in that time I've seen few people or teams that understand this workflow better than the Strada team. Not only does their team have a deep understanding of how professional workflows work today, but they also have a focus on vision and innovation that helps them see how people will work in the future and the skills to build in that direction. I'm very excited to be a part of their process."

Team



Peter Cioni Co-Founder & CFO

3x founder, former Netflix executive. Decades of media and entertainment experience, with a focus on monetizing disruptive technologies for content creation workflows. Patent holder. Princeton BA who started his career in Investment Banking at JPMorgan.



Michael Cioni Co-Founder & CEO

3x founder, former Adobe executive. Early executive at Frame.io ($1.3B acquisition). Internationally-acclaimed expert in post production workflows. Patent holder.



Austin Case Director of Engineering

Engineering at Adobe and Frame.io ($1.3B acquisition). Engineering lead for award-winning camera-to-cloud technology stack.

Memo

A Proven Track Record



The Cioni Brothers
Michael Cioni, CEO
SVP @ Frame.io (acquired by Adobe)
SVP @ Panavision
Co-founder and CEO @ Light Iron
BA in Media Arts @ So Illinois University
Peter Cioni, CFO
Executive @ Netflix
Co-founder and CFO @ Light Iron
Analyst @ JPMorgan
BA in Economics @ Princeton University
frame.io
Adobe
LIGHT IRON
PANAVISION


NETFLIX

We have spent our entire careers starting, scaling, and selling companies in the video content production space. Driven by an obsession with innovation, we've developed a depth of expertise that allows us to thrive at the dynamic intersection of art and technology.

I'm as passionate about building new technology as I am teaching it. My technique of breaking down complex workflow theories and technologies into ways that are easy to understand has helped me establish a well-known reputation across Hollywood creatives, executives and technology manufacturers.


We Are Pioneers of Workflow Technology
2009
iPad Dailies Review
(Light Iron)
2012
Remote Post Production
(Light Iron)
2016
8K Large Format Camera
(Panavision)
2021
Camera to Cloud
(Frame.io / Adobe)
Industry Recognition
4-time
Winner of Television
Academy Emmys
Member of the
Motion Picture
Academy
Member of the
American Society of
Cinematographers (ASC)
Awarded
United States Patent
Holder

For over two decades, we've been recognized for creating breakthrough tools and technologies that have empowered some the world's most visionary creative professionals.


We Create All Types of Content
Brand/Advertising
Corporate Video Production
Documentary
Films & Series
JOHN WICK
Final Cut Camera


User Generated Content

We've partnered with visionary filmmakers such as Steven Spielberg, David Fincher, and Robert Zemeckis, mastering virtually every content workflow along the way, which is why we're relentlessly focused on solving real challenges every creative team faces.

The Problem: Cloud Storage


The #1 problem content creators face:
Copying...
Big File
From 'C:\' to 'D:\'
Cancel
Estimated time left: 4hr 22min (1.1GB of 50GB copied)

We've all been conditioned to believe that, in order to work remotely, we need to upload files to the cloud. Since video files are the largest type of digital file in existence, this upload process is especially challenging for the millions of creative professionals around the world who struggle every day to access their own files remotely.


You've used 94% of your Frame.io storage capacity. Upgrade now.
The #2 problem content creators face:
Your Dropbox is full
Upgrade now for 2 TB (2,000GB) of space and sharing features
Dropbox
Upgrade
iCloud Storage Is Full
Photos, videos and iCloud Drive are no longer updating
Upgrade Storage
Close
Account storage is full
You won't be able to send and receive emails soon, and you already can't save to Drive and back up to Google Photos. Clean up space or get more storage.
Get storage
Clean up space

Messages like these are painfully familiar to all of us, in both professional and personal settings. But as creative professionals generate more material, we are forced to continue buying more expensive cloud storage in order to ensure that material can be shared with remote collaborators and clients. The more we create, the more media we need to share, creating a vicious circle of constant storage upgrades.



How content creators respond:
upload a portion of their video assets to a cloud
frame.io
Drive
we transfer
LucidLink
box
Dropbox
majority of video and audio assets remain unavailable

Cloud storage is 40 - 100x more expensive to rent than purchasing a hard drive, making "cloud only" storage workflows out of reach for nearly everyone. Therefore, only a fraction of content is ever uploaded to a cloud, leaving the vast majority of video, audio, and still images inaccessible to remote collaborators.

The Solution: Eliminate the Cloud



strada
Ditch the cloud

Enter Strada: The peer-to-peer collaboration platform for creative professionals. Instead of uploading files to costly clouds, Strada connects users directly to each others' hard drives through our own custom peer-to-peer network. This empowers everyone on the team to instantly view and share assets, anywhere in the world, without paying a cloud company to store it.



The creative community loves us
"Strada changes everything!"
"We use Strada every day."
"Best product I've seen in years."
"We can't work without Strada."
"Why didn't this exist before?"
"Strada is a game-changer."

We've been testing the Strada Network with thousands of seasoned professionals across the globe who find instant value when they realize Strada removes the burden of costly cloud storage from nearly every workflow.



How Strada Stacks Up
100%
Faster
Stream media directly from a drive without delays or transfers.
$0
Cloud Costs
Keep your data on your device. No storage limits or fees.
100%
Available
Your entire library is always accessible.

Hearing our customers say "it's too good to be true" makes all the effort to build Strada totally worth it! Our peer-to-peer network makes hundreds of terabytes of media instantly accessible and always available, from anywhere in the world.



How Strada Stacks Up

Operating Cost Categories $	Cloud Video SaaS Products	Strada
Storage	$23 per terabyte Requires Cloud Provider	$0 per terabyte Strada utilizes customer storage
Egress	$.30 per GB Requires Cloud Provider	$0 per GB Strada utilizes customer internet
Compute	$2 per hour Requires Cloud provider	$0 per hour Strada utilizes customer computer

Nearly all of our competitors are dependent on renting costly cloud storage (offered by Amazon Web Services, Microsoft Azure, and Google Public Cloud), passing along those expensive costs to the customer, along with a markup. Strada is different because our tech works at the edge: we let users utilize storage & compute they already own, making media access for remote teams far less expensive. Since we have minimal variable cost, we can operate at higher gross margins than our competitors.



The Market
TAM
$76B
315M+ video editing licenses
SAM
$9.8B
41M professional creators
SOM
$38M
Year 5 ARR
50K+ users
There's a $76 billion market for our technology

Every company is becoming a media company, which means the market for remote collaboration tools is only getting bigger! As the number of content creators continues to surge, so does the need for seamless access to media. That's why now is the perfect time to help us disrupt the cloud-based collaboration market with the Strada peer-to-peer alternative.


Projecting ARR
Viral growth is made from creative users who invite their collaborators
$1M
5K users
$3.1M
10K users
$9.4M
20K users
$19M
30K users
Q2 26
Q2 27
Q2 28
Q2 29

Future projections are not guaranteed.

Strada is a venture scale company. We are already on track to make our first $1M in annual recurring revenue by Q2 2026 and we expect to experience huge growth over the next 3 years.


Early Product Traction
(since 9/22 payment plan launch)
Signups
• 2,000 total account sign ups (30 new every day)
• 75 converted to paid plans (3.8% conversion rate)
• 60% of purchases are Annual Plans (73% of purchases are top-tier)
• $22.14 ARPU
• 500 converted to a free plan (27% conversation rate)
Usage
• 225,000 = files transfered
• 3,200 transferred jobs
• 19GB = avg job size
• 78 = avg files per job

Current as of December 2025

Pricing


Review
Free
Get started at no cost
Invite up to 3 users
Connect unlimited drives
Basic
$12 per month
33% discount with annual plan
Everything in Review and:
Invite up to 10 users
Unlimited
$30 per month
20% discount with annual plan
Everything in Basic and:
Invite unlimited users


View unlimited assets
Share and receive up to 15 GB / month
No transfer expiration date
Track views & downloads
Signup Today
GB / month
Signup Today
(view only)
Share and receive unlimited
Signup Today

Because Strada does not require cloud storage, our pricing is lower than our competitors. We provide a much more valuable service for teams of 1 to 100 because our users can access 100% of their media for a fraction of the price. For larger customers, Strada offers the ability to buy licenses in bulk. These customers who buy in bulk will be required to purchase a support contract.

An Established Community


Over 7 million views
YouTube
Instagram
LinkedIn

In 2023, we launched the Strada-Tech YouTube channel to chronicle our startup journey. Along the way, we've attracted a global creative community that's been following our story, allowing us to build trust, loyalty, and deep familiarity with the Strada brand.

We're just getting started


6K+ subscribers
100+ countries
4K+ installations
6 technology awards



Strada's growth has been fueled by decades of expertise, a global creative community, and rapid user adoption. Since launching our peer-to-peer technology in April 2025, we've reached thousands of engaged professionals across the globe and are quickly experiencing rapid growth. Right now is the perfect moment to capitalize on massive market adoption.


Collaboration tools are valuable
Frame.io
acquired by Adobe
for $1.3B in 2021
WeTransfer
acquired by Bending
Spoons in 2024
Google Drive
500 million
daily active users
Vimeo
acquired by Bending
Spoons for $1.4B in 2025
LucidLink
valued at $500M in 2024
DropBox
700M registered users
MASV
valued at $100M+
Suite Studios
raised $17M Series A in 2025

If you work in the content creation industry, chances are you have used at least 1 of these tools. Ask yourself: are you paying for cloud storage on tools like these? Imagine how good it would feel to receive the same features without having to upload...all within a single platform! Creative teams need collaboration tools, which has driven the valuation of these companies. Help us deliver a cloudless alternative and lets's shift the center of gravity away from these brands.


Ask
We are raising $2.7M
to achieve the following milestones:
Adoption
Onboard 5,000 paid accounts, add features and achieve $1M in ARR by Q2 2026
Go To Market
Founder-led sales, trade shows, paid ad spend and YouTube channel content
Staffing
Support 12 FTEs across product, design, engineering, & marketing teams

$1.235M is currently being raised on Wefunder. We have already closed on $1.440M from investors.

The story doesn't end here! It's time to join the Strada movement and be part of the biggest shift in workflow since digital cameras infiltrated the market. Join the thousands who see Strada as the next big thing!

Join Us on the Journey

We've never been afraid of ambitious goals that fundamentally change the way creative professionals work. Check out our 2026 roadmap and see how our compelling technology roadmap will make Strada the new standard in creative collaboration.

Commenting

Timecode-based commenting
Leave feedback where it matters, and jump directly to the moment you're discussing.

Private comments
Send private comments to individuals or small groups.

Replaces Frame.io / Iconik / Moxion / MediaSilo





Messaging

Send asset locations, ask questions, and stay aligned. Message and share from the same place your media lives, keeping communication centered around your work.

Replaces Slack / WhatsApp / iMessage / email

Remote Editing

Access files directly from remote hard drives and instantly import them into your preferred editing system without having to transfer files locally.

Replaces LucidLink / Suite Studios / Jump / Parsec / Shade


file virtualization
remote editor
media
Pr



Synchronous Review

Review media with your team as if you were sitting side by side. Synchronous playback



keeps everyone on the same frame without delays, while built-in video chat keeps feedback flowing in real time.

Replaces Looper / Evercast / Cinesync / SyncSketch

Format Support

View photos, PDFs, and RAW files all in Strada.
Directly access a full range of assets so you can review, share and download anything without switching tools.

Replaces the need to debayer RAW files in applications before viewing


RAW
PNG
JPEG
PDF
1. Travel and Transportation
Round-trip airfare from S
SUV rental with roof rack
All transportation costs c
2. Lodging
3. Meals & Dietary Needs
Diet: Plant-based meals



Transcription and translation

Transcribe and translate hundreds of assets at once. Export your transcripts as .srt or .vtt files and instantly add closed captions to your content.

Replaces Rev / Simon Says / Trint

Logging
faces, text, labels

See what appears and when, without needing to scrub or guess. Searchable, timestamped context for very frame.

Replaces Jumper / CaraOne / Axle AI





Global Search

Search tags and transcriptions across your entire account to



quickly find the moment you're looking for.

Let's Go!

Time to act! Join the thousands of others in the Strada movement and take part in helping us build an amazing product for creative professionals all over the globe!